===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                     MAGICWORKS ENTERTAINMENT INCORPORATED
                           (Name of Subject Company)

                             MWE ACQUISITION CORP.
                            SFX ENTERTAINMENT, INC.
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                ---------------

                                  558909 10 7
                     (CUSIP Number of Class of Securities)
                                ---------------
                             HOWARD J. TYTEL, ESQ.

                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            SFX ENTERTAINMENT, INC.
                        650 MADISON AVENUE, 16TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 838-3100
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                ---------------
                                  Copies to:

                              AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               TWO ALLEN CENTER
                         1200 SMITH STREET, SUITE 1200
                             HOUSTON, TEXAS 77002
                                 (713) 427-5000
                                ---------------
                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
        $121,753,016                                 $24,350.60

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 30,438,254 shares of Common Stock, par value $.001 per share (collectively, the "Shares"), at a price per Share of $4.00 in cash. Such number of shares represents the Shares outstanding as of August 11, 1998, determined on a fully diluted basis.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:     None     Filing Party:   N/A
          Form or Registration No.:   N/A      Date Filed:     N/A

===============================================================================

CUSIP NO. 558909 10 7                14D-1                     PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                             MWE Acquisition Corp.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS
                                                                              AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) OR 2(f)                                           [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,171,800*
--------------------------------------------------------------------------------
 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 73.8% of the Shares outstanding as of August 11, 1998*
--------------------------------------------------------------------------------
 10. TYPE OF REPORTING PERSON
                                                                              CO
--------------------------------------------------------------------------------

* See footnote on page 4.

CUSIP NO. 558909 10 7                14D-1                    PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                            SFX Entertainment, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

                                                                       BK and WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) OR 2(f)                                           [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,171,800*
--------------------------------------------------------------------------------
 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    SHARES                                                                   [ ]
--------------------------------------------------------------------------------
 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 73.8% of the Shares outstanding as of August 11, 1998*
--------------------------------------------------------------------------------
 10. TYPE OF REPORTING PERSON

                                                                             CO
--------------------------------------------------------------------------------

* See footnote on page 4.

----------
* SFX Entertainment, Inc., a Delaware corporation ("Parent"), and MWE Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into certain Stockholder Agreements as of August 6, 1998 (the "Stockholder Agreements") with certain principal stockholders (the "Principal Stockholders") of Magicworks Entertainment Incorporated, a Delaware corporation (the "Company"), pursuant to which each Principal Stockholder has agreed to tender into the Offer (as hereinafter defined) all the shares of Common Stock, par value $.001 per share, of the Company (the "Subject Shares") that the Principal Stockholder owns. As of August 11, 1998, there were 19,171,800 Shares subject to the Stockholder Agreements, representing approximately 73.8% of the outstanding Shares and approximately 63.0% of the outstanding Shares on a fully diluted basis. As of August 11, 1998 there were 25,986,243 Shares outstanding and the Company had outstanding options, warrants and convertible notes pursuant to which up to an aggregate of 4,452,011 additional Shares may be issued. Under the Stockholder Agreements, each Principal Stockholder has granted an irrevocable proxy for the benefit of Parent (and the Purchaser as its nominee) with respect to the Subject Shares to vote such Subject Shares under certain circumstances. Parent's (and Purchaser's) right to purchase and vote the Subject Shares is reflected in Rows 7 and 9 of each of the tables above. Copies of the Stockholder Agreements are attached hereto as Exhibits (c)(2)-(c)(6), and the Stockholder Agreements are described more fully in Section 12 of the Offer to Purchase dated August 13, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1), each of which is incorporated by reference herein.





                               Page 4 of 9 Pages
                            Exhibit Index on Page 9

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Magicworks Entertainment Incorporated, which has its principal executive offices at 930 Washington Avenue, Miami Beach, Florida 33139.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares at a price of $4.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in the "Introduction" and Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction," Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.


                               Page 5 of 9 Pages
                            Exhibit Index on Page 9

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of August 6, 1998, among the Purchaser, Parent and the Company, and the Stockholder Agreements each dated as of August 6, 1998, among the Purchaser, Parent and certain Stockholders of the Company, copies of which are attached hereto as Exhibits
(a)(1), (a)(2) and (c)(1) - (c)(6), respectively, is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)     Offer to Purchase

   (a)(2)     Letter of Transmittal

   (a)(3)     Notice of Guaranteed Delivery

   (a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees

   (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (a)(7)     Form of Summary Advertisement dated August 13, 1998

   (a)(8) Text of Press Release dated August 7, 1998, issued by Parent and the Company

   (b) Credit and Guarantee Agreement, dated as of February 26, 1998, by and among Parent, the subsidiary guarantors party thereto, the lenders party thereto, Goldman Sachs Partners, L.P., as co-documentation agent, Lehman Commercial Paper, Inc., as co-documentation agent and The Bank of New York, as administrative agent (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K (File No. 333-43287) filed with the SEC on March 10, 1998)



                               Page 6 of 9 Pages
                            Exhibit Index on Page 9

   (c)(1) Agreement and Plan of Merger, dated as of August 6, 1998, among the Purchaser, Parent and the Company

   (c)(2) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Krassner Family Investments Limited Partnership

   (c)(3) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Joe Marsh

   (c)(4) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Lee Marshall

   (c)(5) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Glenn Bechdel

   (c)(6) Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and John W. Ballard

   (c)(7) Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Brad Krassner

   (c)(8) Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Joe Marsh

   (c)(9) Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Lee Marshall

   (d)        None

   (e)        Not applicable

   (f)        None





























                               Page 7 of 9 Pages
                            Exhibit Index on Page 9

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 13, 1998
                                        MWE ACQUISITION CORP.

                                        By: /s/ Howard J. Tytel
                                           ------------------------------------
                                           Name:  Howard J. Tytel
                                           Title: Executive Vice President
                                                  and Secretary


                                        SFX ENTERTAINMENT, INC.

                                        By: /s/ Howard J. Tytel
                                           ------------------------------------
                                           Name:  Howard J. Tytel
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary





                               Page 8 of 9 Pages
                            Exhibit Index on Page 9

                                 EXHIBIT INDEX

   EXHIBIT
    NUMBER                                      EXHIBIT NAME
    ------                                      ------------
  (a)(1)        Offer to Purchase
  (a)(2)        Letter of Transmittal
  (a)(3)        Notice of Guaranteed Delivery
  (a)(4)        Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
  (a)(5)        Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
                Other Nominees
  (a)(6)        Guidelines for Certification of Taxpayer Identification Number on
                Substitute Form W-9
  (a)(7)        Form of Summary Advertisement dated August 13, 1998
  (a)(8)        Text of Press Release dated August 7, 1998, issued by Parent and the
                Company
  (b)           Credit and Guarantee Agreement, dated as of February 26, 1998, by and among Parent, the subsidiary guarantors party thereto, the lenders party thereto, Goldman Sachs Partners, L.P., as co-documentation agent, Lehman
                Commercial Paper, Inc., as co-documentation agent and The Bank of New
                York, as administrative agent (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K (File No. 333-43287) filed with the SEC on March 10, 1998)
  (c)(1)        Agreement and Plan of Merger dated as of August 6, 1998, among the
                Purchaser, Parent and the Company
  (c)(2)        Stockholder Agreement, dated as of August 6, 1998, among the Purchaser,
                Parent and Krassner Family Investments Limited Partnership
  (c)(3)        Stockholder Agreement, dated as of August 6, 1998, among the Purchaser,
                Parent and Joe Marsh
  (c)(4)        Stockholder Agreement, dated as of August 6, 1998, among the Purchaser,
                Parent and Lee Marshall
  (c)(5)        Stockholder Agreement, dated as of August 6, 1998, among the Purchaser,
                Parent and Glenn Bechdel
  (c)(6)        Stockholder Agreement, dated as of August 6, 1998, among the Purchaser,
                Parent and John W. Ballard
  (c)(7)        Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Brad Krassner
  (c)(8)        Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Joe Marsh
  (c)(9)        Amendment to Employment Agreement, dated as of August 6, 1998, among Parent, the Company and Lee Marshall
  (d)           None
  (e)           Not applicable
  (f)           None

                               Page 9 of 9 Pages
                            Exhibit Index on Page 9